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                                                                  Exhibit (2)(B)


                                    AMENDMENT
                                    ---------


         The undersigned hereby amend the Asset Purchase Agreement, dated as of July 19, 1997 (the "Agreement"), by and among Figgie International Inc. ("Seller"), SKL Lift, Inc. ("Buyer") and the other parties named therein, pursuant to and in accordance with Section 7.3 thereof. All capitalized terms not defined herein are used as defined in the Agreement.

         FIRST, Section 1.2(a) of the Agreement is hereby amended to read as follows:

                           (a) Those current liabilities of Seller relating to the Business set forth on Exhibit A hereto;


         SECOND, Section 1.2(b) of the Agreement is hereby amended to read as follows:

                           (b) All liabilities, obligations and costs of Seller arising after the Closing Date under any Contract assigned to Buyer pursuant to Section 1.1(a)(v) hereof or as to which arrangements have been made pursuant to Section 5.4 hereof which is set forth in the Seller Disclosure Schedule (or which is not required to be set forth thereon), or which was entered into after the date hereof and prior to the Closing Date in accordance with the provisions of this Agreement;


         THIRD, Section 1.2(e) of the Agreement is hereby amended to read as follows:

                           (e) Except as provided in Section 1.3(g) hereof, liabilities and obligations attributable to or incurred in connection with the Business prior to, on or after the Closing Date with respect to Affected Employees (as hereafter defined) arising from, or relating to, any incentive (other than bonuses referred to in Section 1.3(m) hereof), de-



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         ferred compensation, insurance, employment, performance, vacation, retiree benefit plan, program, agreement or arrangement for the benefit of any Affected Employee, including obligations under clause 4 of the Hogan Service Agreement;


         FOURTH, Section 1.3 of the Agreement is hereby amended to add the following new subsections:

                           (m) All bonuses to employees of the Business for periods of service ending on or prior to the Closing Date; and

                           (n) All liabilities, obligations and costs from or relating to the matters described in the first sentence of Section 5.7(h).


         FIFTH, Section 1.4 of the Agreement is hereby amended to read as follows:

                           SECTION 1.4. CONSIDERATION.

                           (a) The amount payable at Closing shall be $100,000,000 in cash (the "CLOSING CASH PAYMENT"), payable in immediately available funds. The purchase price for the Assets (the "PURCHASE PRICE") shall be the Closing Cash Payment plus an additional amount, if any, (the "EARN-OUT AMOUNT") to be calculated as provided in subsection (b) of this Section 1.4.

                           (b) The Earn-Out Amount will be determined as follows:

                                     (i) The Earn-Out Amount will be equal to
         the sum of (A) the amount of Net Sales (as hereafter defined) of Snorkel Products (as hereafter defined) during the twelve-month period commencing on April 1, 1998 and ending on March 31, 1999 (the "EARN-OUT PERIOD") in excess of the First Threshold Amount (as hereafter defined), such amount not to exceed $20,000,000, plus (B) 70% of the amount of


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         Net Sales of Snorkel Products during the Earn-Out Period in excess of the Second Threshold Amount (as hereafter defined), such amount not to exceed $30,000,000. "NET SALES" means the gross sales of Snorkel Products less rebates, discounts, invoice corrections, commissions, freight-out, returns and allowances completed in the ordinary course of business. "SNORKEL PRODUCTS" means products manufactured and sold by the Division on the Closing Date and any successors to, or replacements of, such products manufactured and sold by Buyer after the Closing Date. The "FIRST THRESHOLD AMOUNT" shall be equal to $140,000,000, less the Firefighting Adjustment (as hereafter defined), if any, and the "SECOND THRESHOLD AMOUNT" shall be equal to $160,000,000, less the Firefighting Adjustment, if any. The "FIREFIGHTING ADJUSTMENT" shall be equal to the aggregate Net Sales of Snorkel Products used for firefighting in the period commencing on November 1, 1996 and ending on October 31, 1997 times the quotient of the number of days, if any, during the Earn-Out Period that the Division no longer owns its firefighting business, over 365.

                                    (ii) In the event that (i) Omniquip Products
         (as hereinafter defined) and Snorkel Products are sold together during the Earn-Out Period to National Account Customers (as hereafter defined) pursuant to the same purchase order or sale agreement (each, a "BUNDLED SALE"), (ii) the weighted-average discount, including rebate, from list prices in effect on February 1, 1998 provided to National Account Customers for Omniquip Products included in the Bundled Sale is less than the weighted-average of the discount rates for such Omniquip Products set forth in the Omniquip National Account Discount Schedule (as hereafter defined) and (iii) the weighted-average discount, including rebates, from list prices in effect on February 1, 1998 on Snorkel Products sold in Bundled Sales during the Earn-Out Period are greater than the weighted-average discount, including rebates, set forth in the Snorkel National Account Discount Schedule (as hereafter defined) then the discount, including rebates, from


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         list prices in effect on February 1, 1998 used for the purpose of calculating Net Sales of Snorkel Products included in such Bundled Sale shall be equal to (x) the discount, including rebates, set forth in the Snorkel National Account Discount Schedule increased by (y) the percentage increase in the weighted-average discount, including rebates, from list prices in effect on February 1, 1998 on such Bundled Sale for Omniquip Products over the weighted-average discount, including rebates, set forth in the Omniquip National Account Discount Schedule. An example of the application of the provisions of the preceding sentence to a hypothetical Bundled Sale is attached as Exhibit B hereto. For purposes of this Agreement: the term "NATIONAL ACCOUNT CUSTOMERS" shall mean any national account of Omniquip Products and Snorkel Products, during the Earn-Out Period, which are sold as a Bundled Sale; the term "SNORKEL NATIONAL ACCOUNT DISCOUNT SCHEDULE" shall mean the discounts, including rebates, for each of the Snorkel Products offered to National Account Customers for calendar year 1998 set forth on a schedule to be delivered by Seller to Buyer on or prior to the date hereof; the term "OMNIQUIP NATIONAL ACCOUNT DISCOUNT SCHEDULE" shall mean the discounts, including rebates, for each of the Omniquip Products offered to National Account Customers for calendar year 1998 set forth in a schedule to be delivered by Buyer to Seller on or prior to the date hereof; and the term "OMNIQUIP PRODUCTS" shall mean products manufactured and sold by Omniquip International, Inc. and its Subsidiaries on the Closing Date and any successors to, or replacements of, such products manufactured and sold by Omniquip International, Inc. and its subsidiaries (other than Buyer) after the Closing Date.

                                    (iii) For purposes of determining the amount
         of Net Sales of Snorkel Products during the month of April 1998, the actual Net Sales of Snorkel Products during the months of March and April 1998 shall be added and such sum shall be divided by two, with the resulting number being deemed the amount of Net Sales of Snorkel Products


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         during the month of April 1998. For purposes of determining the amount of Net Sales of Snorkel Products during the month of March 1999, the actual Net Sales of Snorkel Products during the months of March and April 1999 shall be added and such sum shall be divided by two, with the resulting number being deemed the amount of Net Sales of Snorkel Products during the month of March 1999.

                                    (iv) As promptly as practicable after the
         Earn-Out Period, Buyer shall prepare, and Price Waterhouse LLP, independent auditors for Buyer ("PRICE WATERHOUSE") shall examine a Statement of Net Sales of Snorkel Products for the Earn-Out Period and shall calculate the Earn-Out Amount in accordance with the Earn-Out Principles and Procedures attached as Exhibit C. Price Waterhouse shall deliver a report setting forth the Earn-Out Amount (the "EARN-OUT REPORT") to Seller as soon as possible after the end of the Earn-Out Period, but in no event later than thirty (30) days after the end of the Earn-Out Period. Seller and its independent auditors ("SELLER'S AUDITORS") shall have the opportunity to (a) review records of the Division, including sales journals, sales registers, invoices, credit invoices, shipping records, backlog reports and customer purchase orders, (b) review such of the worksheets and other documents created or utilized by Price Waterhouse in connection with the preparation of the Earn-Out Report as Seller shall reasonably request and (c) be present at, observe and make inquiry as to the production, fulfillment and shipping activities of the Division during the periods of March 15, 1998 through April 15, 1998 and March 15, 1999 through April 15, 1999. Seller shall have 30 days following delivery to Seller of the Earn-Out Report during which to notify Buyer of any dispute of the Earn-Out Amount, which notice shall set forth in reasonable detail the basis for such dispute. If Seller fails to notify Buyer of any such dispute within such 30-day period, Price Waterhouse's calculation of the Earn-Out Amount shall be deemed to be the agreed upon Earn-Out Amount and such amount shall be paid to Seller not later than five (5) days


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         following the end of such 30-day period. In the event that Seller shall so notify Buyer of any dispute, Seller and Buyer shall cooperate in good faith to resolve such dispute as promptly as possible.

                                    (v) If Seller and Buyer are unable to
         resolve any such dispute within 15 days (or such longer period as Seller and Buyer shall mutually agree in writing) of Seller's delivery of such notice, such dispute shall be resolved by the Independent Accounting Firm (as hereafter defined), and such determination shall be final and binding on the parties. Seller and Buyer shall mutually select the Independent Accounting Firm, but if Seller and Buyer cannot mutually agree on the identity of the Independent Accounting Firm, then Seller and Buyer shall each submit to the other party's independent auditor the name of a national accounting firm other than any firm that has in the prior two years provided services to Seller, Buyer or any of their respective Affiliates, and the Independent Accounting Firm shall be selected by lot from these two firms by the independent auditors of the two parties. (If no national accounting firm shall be willing to serve as the Independent Accounting Firm, then an arbitrator shall be selected to serve as such, such selection to be according to the above procedures.) Any expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Buyer and Seller. The Earn-Out Amount shall then be determined by the Independent Accounting Firm, which shall be instructed to use every reasonable effort to perform its services within 15 days of submission of the dispute to it and, in any case, as promptly as practicable after such submission. Not later than five (5) days following such determination by the Independent Accounting Firm, the Earn-Out Amount shall be paid to Seller in cash.

                           (c) Any payments to Seller of the Earn-Out Amount shall be by wire transfer in immediately available funds together with interest thereon at a rate equal to the prime rate per annum on a date immediately preceding the date on which payment is


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         to be made, as quoted by First Union Bank, N.A., from the date which is
         30 days after the end of the Earn-Out Period to the date of payment.


         SIXTH, Section 1.6 of the Agreement is hereby amended to read as follows:

                           SECTION 1.6 CLOSING. Subject to the terms and conditions of this Agreement, the Closing shall occur not later than November 19, 1997 (PROVIDED that Buyer shall use its best efforts to close not later than noon on November 17, 1997), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022, (or at such other place as the parties may mutually agree). If the Closing has not occurred by November 19, 1997, it shall, subject to the conditions hereof, occur as soon as practicable thereafter. If the Closing has not theretofore occurred, it shall occur on December 1, 1997, subject to the conditions hereof.


         SEVENTH, Section 2.4 of the Agreement is hereby amended to read as follows:

                           SECTION 2.4. INTERCOMPANY ACCOUNTS. On the Closing Date, all intercompany account balances including all accrued general liability insurance, accrued worker's compensation insurance and accrued benefit plan items then outstanding between the Division, on the one hand, and Seller and its Affiliates (other than the Division), on the other hand, shall be cancelled without any payment being made with respect thereto. No adjustment shall be made to the Purchase Price as a result of any such cancellation.





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         EIGHTH, Section 2.6 of the Agreement is hereby amended to read as follows:

                           SECTION 2.6. MISCELLANEOUS PURCHASE PRICE MATTERS.

                           (a) (i) Seller agrees that the Accounts Payable, as defined in item A of Exhibit A, of the Division shall not exceed $10,000,000 at Closing. In the event that Accounts Payable as of the Closing Date exceed $10,000,000, the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such excess.

                                    (ii) As promptly as practicable after the
         Closing Date, Buyer will prepare a list of Accounts Payable as of the Closing Date, supporting documentation and a statement of the corresponding reduction of the Purchase Price, if any, and furnish such materials to Seller. Seller shall have the opportunity to review records and details supporting the list of Accounts Payable. Seller shall have 30 days following delivery of the list of Accounts Payable and statement of corresponding reduction of the Purchase Price, if any, during which to notify Buyer of any dispute in the reduction of the Purchase Price, which notice shall set forth in reasonable detail the basis for such dispute. If Seller fails to notify Buyer of any such dispute within such 30-day period, Buyer's calculation of the reduction of the Purchase Price shall be deemed to be agreed upon and such amount shall be paid to Buyer not later than five (5) days following the end of such 30-day period. In the event that Seller shall so notify Buyer of any dispute, Seller and Buyer shall cooperate in good faith to resolve such dispute as promptly as possible.

                                    (iii) If Seller and Buyer are unable to
         resolve any such dispute within 15 days (or such longer period as Seller and Buyer shall mutually agree in writing) of Seller's delivery of such notice, such dispute shall be resolved by the Independent Accounting Firm (as hereafter defined), and


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         such determination shall be final and binding on the parties. Seller and Buyer shall mutually select the Independent Accounting Firm, but if Seller and Buyer cannot mutually agree on the identity of the Independent Accounting Firm, then Seller and Buyer shall each submit to the other party's independent auditor the name of a national accounting firm other than any firm that has in the prior two years provided services to Seller, Buyer or any of their respective Affiliates, and the Independent Accounting Firm shall be selected by lot from these two firms by the independent auditors of the two parties. (If no national accounting firm shall be willing to serve as the Independent Accounting Firm, then an arbitrator shall be selected to serve as such, such selection to be according to the above procedures.) Any expenses relating to the engagement of the Independent Accounting Firm shall be shared equally by Buyer and Seller. The amount of Accounts Payable shall then be determined by the Independent Accounting Firm, which shall be instructed to use every reasonable effort to perform its services within 15 days of submission of the dispute to it and, in any case, as promptly as practicable after such submission. Not later than five (5) days following such determination by the Independent Accounting Firm, any amount required to be paid under subsection (a)(i) of this Section 2.6 shall be paid to Seller in cash.

                                    (iv) Any payments to Buyer of any amount
         required to be paid under subsection (a)(i) of this Section 2.6 shall be by wire transfer in immediately available funds together with interest thereon at a rate equal to the prime rate per annum on a date immediately preceding the date on which payment is to be made, as quoted by First Union Bank, N.A., from the Closing Date.

                           (b) Recording fees, transfer taxes, and escrow fees incurred in connection with the conveyance of the Shares, Property, Real Property Leases, Subsidiary Real Property Leases (as hereafter defined) or personal property, including such taxes as


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         are imposed by the Australian and New Zealand taxing authorities, shall be borne equally by Buyer and Seller. Costs associated with obtaining title insurance of the Property shall be the responsibility of Buyer. Sales and use taxes and all other similar taxes (other than income and franchise taxes) and all interest and penalties thereon incurred in connection with conveyance of the Property, Real Property Leases, Subsidiary Real Property Leases or personal property shall be borne equally by Buyer and Seller. Seller shall provide copies of the current or most recent property tax bills for the Property and, if available, for any leased properties, to Buyer prior to the Closing Date. After the Closing Date, any bills or requests for payment received by either Seller or Buyer in connection with the Business attributable to Taxes which reflect in whole or part liabilities retained or assumed, respectively, by Seller on the one hand, or Buyer on the other, shall be allocated between Buyer and Seller in the manner described in Sections 1.2(a) and 5.9 hereof, or as otherwise appropriate under the terms of this Agreement; PROVIDED, HOWEVER, that neither party shall pay such bill without the prior written consent of the other party, which consent shall not be unreasonably withheld.


         NINTH, Clause (a) of Section 3.6 of the Agreement is hereby amended to read as follows:

                           (a) there has not been any material adverse change in the Assets, liabilities, business, operations or condition (financial or otherwise) of the Division (other than (i) changes resulting from changes in general economic or financial conditions, (ii) changes affecting generally the industry in which the Business operates and
         (iii) changes in the financial and operating condition of the Business between June 30, 1997 and October 30, 1997);





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         TENTH, Section 5.7 of the Agreement is hereby amended to add the following subsection (h):

                           (h) Seller shall be liable for all severance payments due under plans, policies, agreements or laws in effect on the Closing Date with respect to employees of the Division laid off prior to the Closing Date by Seller, other than any such employees who are recalled from layoff by the Division after the Closing Date. Seller has delivered to Buyer a list of all employees of the Business who have been laid off since June 30, 1997.


         ELEVENTH, Article V of the Agreement is hereby amended to add the following Section 5.16:

                           SECTION 5.16. DISMISSAL OF ACTION. Seller will dismiss (without prejudice, with each party to bear its own fees and expenses) the complaint filed in that certain action in the Chancery Court of the State of Delaware in and for New Castle County entitled FIGGIE INTERNATIONAL INC. V. OMNIQUIP INTERNATIONAL INC. AND SKL LIFT, INC. (Civil Action No. 16006) (the "ACTION") no later than November 12, 1997. Seller agrees that such dismissal shall be conclusively deemed for all purposes to be "with prejudice", subject to, and effective upon the occurrence of, the Closing. At Closing, Seller will deliver to Buyer a release, irrevocably releasing Buyer from the claims set forth in the Action.


         TWELFTH, Section 6.2(c) of the Agreement is hereby amended to read as follows:

                           (c) During the period from July 19, 1997 to the Closing Date, there shall not have occurred a Material Adverse Effect (other than the change in the financial and operating condition of the Business between July 19, 1997 and October 30, 1997).




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         THIRTEENTH, Section 7.1(c) of the Agreement is hereby amended so that the reference to "October 31, 1997" is changed to "the close of business on December 1, 1997".


         FOURTEENTH, the following clause (C) is hereby added to the end of
Section 7.5(b)(iv):

         or (C) any matter relating to the operations or financial condition of the business as of October 30, 1997 of which any of the persons listed in Section 7.5(b)(iv) of the Seller Disclosure Schedule had actual and specific knowledge.


         FIFTEENTH, a substantially final update of the Seller Disclosure Schedule proposed to be delivered at the Closing shall be delivered two calendar days prior to Closing.


         This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.




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         IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of November 9, 1997.


                               FIGGIE INTERNATIONAL INC.


                               By: /s/ Steven L. Siemborski
                                   --------------------------------------
                                      Name:  Steven L. Siemborski
                                      Title: Senior Vice President and
                                                  Chief Financial Officer


                               SKL LIFT, INC.


                               By: /s/ P. Enoch Stiff
                                   --------------------------------------
                                      Name:  P. Enoch Stiff
                                      Title: President and Chief
                                                  Executive Officer